Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 77 to Registration Statement No. 333-111986 on Form N-1A of our report, dated November 26, 2014, relating to the financial statements and financial highlights of Prime Money Market Fund, U.S. Government Money Market Fund and Tax-Free Money Market Fund, three of the portfolios constituting the RBC Funds Trust, appearing in the Annual Report to Shareholders on Form N-CSR of RBC Funds Trust for the year ended September 30, 2014, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

November 26, 2014

Chicago, Illinois